EXHIBIT 99.2

NEXEN INC.

NOTICE OF REDEMPTION

TO:
Registered holders of 7.35% Subordinated Notes due November 1, 2043 (the "Securities") of Nexen Inc. (the "Corporation") issued pursuant to the subordinated trust indenture (the "Indenture") dated as of November 4, 2003 between the Corporation and Deutsche Bank Trust Company Americas (the "Trustee")

AND TO:	Deutsche Bank Trust Company Americas

RE:	Notice of Redemption of the Securities (CUSIP: 65334H 50 8)

NOTICE IS HEREBY GIVEN that the Corporation will exercise its right to redeem on March 28, 2013 (the "Redemption Date") all of the Securities in the principal amount of U.S. $460,000,000 issued pursuant to the Indenture. The Corporation will pay to the order of the registered holders of the Securities a price equal to 100% of the principal amount of the Securities (the “Redemption Price”), plus accrued and unpaid interest thereon to the date of redemption (such accrued and unpaid interest, together with the Redemption Price, collectively the “Redemption Payment”) upon presentation and surrender of the certificate for Securities along with a copy of this Notice of Redemption (mailed first-class postage prepaid) to the Trustee at the following address:

DB Services Americas, Inc.

MS: JCK01-0218

5022 Gate Parkway, Suite 200

Jacksonville, FL  32256

The Corporation will deposit with the Trustee, prior to the Redemption Date, such sums as may be sufficient to pay the Redemption Price plus accrued and unpaid interest thereon to the date of redemption for all such Securities which are to be redeemed, such deposit to be made in accordance with the terms of the Indenture.  From the sums so deposited, the Trustee shall pay or cause to be paid to the registered holders of the Securities upon surrender of such Securities the Redemption Price plus accrued and unpaid interest thereon to the date of redemption. Unless the Corporation defaults on making the Redemption Payment, interest shall cease to accrue on and after the Redemption Date.

From and after the Redemption Date the holders of the Securities will have no rights in respect thereof except the right to receive such payment of the Redemption Price, unless payment of the Redemption Price is not made on presentation for surrender of the Securities at the Trustee’s above-mentioned principal office.

The above CUSIP number is included for the convenience of holders of the Securities and no representation is made as to the correctness or accuracy of the CUSIP numbers listed above or printed on the Securities.

IMPORTANT TAX INFORMATION
Please Read This Notice Carefully

                           EXISTING FEDERAL INCOME TAX LAW MAY REQUIRE WITHHOLDING ON ANY PAYMENTS TO HOLDERS PRESENTING THEIR (SECURITIES) FOR PAYMENTS WHO HAVE FAILED TO FURNISH A TAXPAYER IDENTIFICATION NUMBER, CERTIFIED TO BE CORRECT UNDER PENALTY OF PERJURY.  HOLDERS MAY ALSO BE SUBJECT TO A PENALTY OF $50.00 FOR FAILURE TO PROVIDE SUCH NUMBER. CERTIFICATION MAY BE MADE TO THE PAYING AGENT ON A PROPERLY EXECUTED FORM W-9 OR SUBSTITUTE FORM W-9 OR A PROPERLY EXECUTED FORM W-8 OR SUBSTITUTE FORM W-8.

For further information, please contact the Trustee’s customer service line at the toll free number 1-800-735-7777.

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DATED as of the    26th      day of February, 2013.

NEXEN INC.

/s/ J. Michael Backus
Per:	J. Michael Backus
Treasurer

[Signature Page to Notice of Redemption of 7.35% Subordinated Notes due 2043 to Holders]